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CONTACTS:
LORUS THERAPEUTICS INC.                       CANADIAN MEDIA CONTACT:                       US MEDIA CONTACT:

Corporate Communications                      Hugh Mansfield                                Jennifer Taylor
Grace Tse                                     Mansfield Communications Inc.                 Mansfield Communications Inc
Tel:  (416) 798-1200, ext.380                 Tel:  (416) 599-0024                          Tel:  (212) 370-5045
Email:   ir@lorusthera.com                    Email:  hugh@mcipr.com                        E-mail:  jennifer@mcipr.com
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              LORUS THERAPEUTICS INC. PUBLISHES RESULTS OF GTI-2040
              ANTI-TUMOUR ACTIVITY AGAINST A BROAD RANGE OF CANCERS

             - Cancer Research publication of scientific findings -

TSE:              LOR
OTC BB:           LORFF

TORONTO, CANADA, JUNE 6, 2003 - Scientists at Lorus Therapeutics Inc. ("Lorus") have published the results of experimental studies in mouse models bearing human tumors treated with GTI-2040, the company's lead antisense compound. The results appear in an article titled, "GTI-2040, An Antisense Agent Targeting the Small Subunit Component (R2) of Human Ribonucleotide Reductase, Shows Potent Anti-tumor Activity against A Variety of Tumors," in the June issue of Cancer Research (Volume 63, issue 11, pages 2802-2811, 2003).

The publication summarizes results from studies that demonstrated the highly specific anti-tumor activity of GTI-2040 when used to treat twelve different human tumors including renal, breast and colon cancers. This latest article adds to a growing list of publications in peer reviewed scientific journals by Lorus, and marks the first major publication of detailed scientific findings for Lorus' antisense platform.

"We are pleased to have had the results of our GTI-2040 studies published in a high impact scientific journal," said Dr. Jim Wright, chief executive officer, Lorus. "The published results support our clinical development program for GTI-2040 and its potential as an anti-cancer therapy to treat a variety of different cancer indications."


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GTI-2040 is Lorus' most advanced antisense drug in the clinic, and is currently in a Phase II clinical trial in the United States for the treatment of renal cancer in combination with capecitabine. In collaboration with the United States National Cancer Institute, Lorus intends to expand its Phase II clinical development program for GTI-2040 to include additional clinical trials to treat a variety of other human cancer indications.

About Lorus

Lorus is a biopharmaceutical company focused on the research and development of cancer therapies. Lorus' goal is to capitalize on its research, pre-clinical, clinical and regulatory expertise by developing new drug candidates that can be used, either alone, or in combination, to successfully manage cancer. Through its own discovery efforts and an active acquisition and in-licensing program, Lorus is building a portfolio of promising anti-cancer drugs. Late-stage clinical developments and marketing will be done in cooperation with strategic pharmaceutical partners. Founded in 1986, Lorus Therapeutics Inc. is a public company listed on the Toronto Stock Exchange under the symbol LOR, and on the OTC BB exchange under the symbol LORFF.

Except for historical information, this press release contains forward-looking statements, which reflect the Company's current expectation regarding future events. These forward-looking statements involve risks and uncertainties, which may cause actual results to differ materially from those statements. Those risks and uncertainties include, but are not limited to, changing market conditions, the successful and timely completion of clinical studies, the establishment of corporate alliances, the impact of competitive products and pricing, new product development, uncertainties related to the regulatory approval process, and other risks detailed from time-to-time in the Company's ongoing quarterly filings, annual information form, annual reports and 20-F filings.

Lorus Therapeutics Inc.'s press releases are available through the Company's Internet site: http://www.lorusthera.com.

                                     - 30 -